 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2000
                                                     REGISTRATION NO. 333-43222
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          ACACIA RESEARCH CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      95-4405754
        (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                             55 SOUTH LAKE AVENUE
                          PASADENA, CALIFORNIA 91101
                                (626) 396-8300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                VICTORIA WHITE
                         VICE PRESIDENT, LEGAL AFFAIRS
                          ACACIA RESEARCH CORPORATION
                             55 SOUTH LAKE AVENUE
                          PASADENA, CALIFORNIA 91101
                                (626) 396-8300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:

                             DAVID J. JOHNSON, JR.
                                 JOHN A. LACO
                             O'MELVENY & MYERS LLP
                             400 SOUTH HOPE STREET
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 430-6000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times on and after the date on which this Registration Statement becomes effective as the Selling Securityholders may determine.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                                       (Continued on next page)

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                     NUMBER OF      PROPOSED
                                   SECURITIES OF    MAXIMUM           PROPOSED
                                   EACH CLASS TO OFFERING PRICE       MAXIMUM         AMOUNT OF
     TITLE OF EACH CLASS OF             BE            PER            AGGREGATE       REGISTRATION
   SECURITIES TO BE REGISTERED     REGISTERED(1) SECURITY(2)(3) OFFERING PRICE(2)(3)    FEE(4)
-------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value
 per share......................     2,263,833      $26.7815        $60,628,843        $16,006
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes a number of shares of Common Stock initially issuable upon exercise of certain warrants and options held by the Selling Securityholders and, pursuant to Rule 416 under the Securities Act, an indeterminate number of shares of Common Stock as may be issued from time to time upon exercise of such warrants and options by reason of adjustment of the number of shares of Common Stock to be issued upon such exercises under certain circumstances outlined.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Pursuant to Rule 457(c), the price of the Common Stock is based upon the average of the high and low prices of the Common Stock on the Nasdaq National Market on August 4, 2000.

(4) Previously paid.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The information contained in this Preliminary Prospectus is not complete and may be changed. The Selling Securityholders may not sell these securities pursuant to this Prospectus until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

   SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED OCTOBER 13, 2000.

PROSPECTUS

                          ACACIA RESEARCH CORPORATION

                              2,263,833 SHARES OF
                                  COMMON STOCK

                               ----------------

   Selling Securityholders who are identified in this prospectus may offer and sell from time to time up to 2,263,833 shares of common stock of Acacia Research Corporation by using this prospectus.

   The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, at negotiated prices or such other price as the Selling Securityholders determine from time to time.

   Acacia Research Corporation's common stock is traded on the Nasdaq National Market under the ticker symbol "ACRI." On October 12, 2000, the closing sale price of the common stock, as reported by Nasdaq, was $23.00 per share.

                               ----------------

   THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD ACQUIRE THESE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is October 13, 2000.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Company................................................................   1

Recent Developments........................................................   3

Risk Factors...............................................................   5

Forward-Looking Statements.................................................  15

Use of Proceeds............................................................  15

Selling Securityholders....................................................  16

                                                                            PAGE
                                                                            ----
Plan of Distribution.......................................................  18

Legal Matters..............................................................  18

Experts....................................................................  18

Available Information......................................................  18

Incorporation of Certain Documents by Reference............................  19

                                    SUMMARY

   You should read the following summary together with the more detailed information about our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and related notes, contained elsewhere in this prospectus or incorporated by reference.

THE COMPANY

   Acacia Research Corporation develops and operates majority-owned subsidiaries in the life science and technology industries. Our most important subsidiary is CombiMatrix Corporation, which is developing a new biochip technology. Our primary focus is to enhance the value of this technology by forming and acquiring companies that can utilize this new technology in the medical, life science and research industries.

   Our other majority-owned subsidiaries include: Merkwerks Corporation which has developed a product designed for use with CD-recordable computer drives and allows users to copy data, music and video onto blank CDs; Soundbreak.com Incorporated, a music webcasting company; and Soundview Technologies Incorporated, which owns a patent for television V-chip technology. All of our subsidiaries are start-up or development-stage ventures with limited or no operating histories and none of our subsidiaries have generated any significant revenues to date. Our subsidiaries have primarily relied upon selling equity securities, including sales to and loans from us, to generate the funds they need to finance implementation of their operating plans.

   We provide our subsidiaries with operational and management services, especially in early stages of their development. Our management team and corporate staff provide hands-on assistance in the areas of strategic planning, business development, marketing, technology, accounting, corporate finance, legal and human resources. Our infrastructure of experienced professionals allows the management teams of our subsidiaries to focus on developing their core businesses. This provides our subsidiaries with significant time and cost savings.

   We believe the entrepreneurial energy and creativity of the management teams of our partner companies are essential components of their success. Consequently, these management teams retain or are granted equity ownership and incentives in their own companies. This strategy enables us to partner with highly motivated entrepreneurs who have the opportunity to reap the rewards of their efforts.

   We have also acquired minority-ownership positions in The EC Company, which provides and electronic exchange to facilitate business to business trading relationships; Greenwich Information Technologies, LLC, a licensing company for an international portfolio of video-on-demand patents; Mediaconnex Communications Incorporated, which is developing software products for inventory and sales management solutions for the television and cable broadcasting industry; and Signature-mail.com llc, which has developed on-demand software service to personalize e-mail.

   Through our majority-owned subsidiaries, we engage in the following businesses:

                                                                      OWNERSHIP % AS OF
                                                                     JUNE 30, 2000 ON AN
               COMPANY NAME                DESCRIPTION OF BUSINESS   AS CONVERTED BASIS
               ------------                -----------------------   -------------------
 Acacia Launchpad LLC.................... An incubator that                 100.0%
                                          provides seed capital,
                                          management support and
                                          an environment for the
                                          rapid development of
                                          start-up companies.

 CombiMatrix Corporation................. A biotech company with a           58.4%
                                          proprietary system for
                                          the rapid, cost-
                                          competitive creation of
                                          DNA and other compounds
                                          on a programmable
                                          semiconductor chip.
                                          Their proprietary
                                          technology has
                                          significant applications
                                          relating to genetics and
                                          DNA.

 MerkWerks Corporation................... A technology company               99.9%
                                          developing a utility
                                          software product for use
                                          with CD-Recordable
                                          computer drives.

 Soundbreak.com Incorporated............. An new media company               66.9%
                                          featuring 24 hour video
                                          streaming of music and
                                          live performances hosted
                                          by professional talent
                                          targeting a demographic
                                          of viewers under age 35
                                          and including extensive
                                          viewer interaction
                                          formats.

 Soundview Technologies Incorporated..... A technology company               66.7%
                                          that owns intellectual
                                          property related to the
                                          telecommunications
                                          field, including a
                                          television blanking
                                          systems, also known as
                                          the "V-chip."

   We also hold minority interests in the following businesses:

                                                                      OWNERSHIP % AS OF
                                                                     JUNE 30, 2000 ON AN
               COMPANY NAME                DESCRIPTION OF BUSINESS   AS CONVERTED BASIS
               ------------                -----------------------   -------------------
 The EC Company.......................... A provider of business-             4.5%
                                          to-business Internet
                                          exchange transactions
                                          for mid-market
                                          suppliers.

 Greenwich Information Technologies LLC.. A marketing and                    33.3%
                                          licensing agent for
                                          several patents relating
                                          to video-on-demand and
                                          audio-on-demand
                                          technology.

 Mediaconnex Communications, Inc......... An Internet business-to-           31.0%
                                          business company
                                          developing technology
                                          that will enable buying
                                          and selling of broadcast
                                          media.

 Signature-mail.com llc.................. A provider of on-demand            25.0%
                                          software that allows
                                          users to personalize
                                          their e-mail and
                                          computer documents with
                                          handwritten signatures,
                                          greetings and drawings.

   We were initially incorporated in the State of California on January 25, 1993, and conducted our initial public offering on June 15, 1995. We reincorporated in the State of Delaware on December 28, 1999. Our common stock trades on the Nasdaq National Market under the symbol "ACRI." The closing sale price of our common stock on October 12, 2000 as reported on the Nasdaq National Market was $23.00 per share. The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

   As used in this prospectus, "we," "us" and "our" refer to Acacia Research Corporation and its consolidated subsidiaries. Throughout this prospectus, Launchpad, CombiMatrix, The EC Company, Greenwich Information Technologies, Mediaconnex, MerkWerks, Signature-mail.com, Soundbreak.com and Soundview Technologies are collectively referred to as our partner companies; however, we do not act as an agent or legal representative for any of our partner companies and we do not have the types of liabilities for our partner companies that a general partner of a partnership would have. See "Risk Factors" for certain risks associated with individual partner companies.

   Our executive offices are located at 55 South Lake Avenue, Pasadena, California 91101 and our telephone number is (626) 396-8300. Our website address is www.acaciaresearch.com. Neither the information contained in our website nor the websites linked to our website shall be deemed to be a part of this prospectus.

RECENT DEVELOPMENTS

   In January 2000, we acquired a 7.6% interest in The EC Company for $3 million out of a $17.3 million private placement of "non-voting" Series B Preferred Stock.

   In February 2000, we issued a 30-day redemption notice for common stock purchase warrants issued in a December 1999 private placement. As a result, all of the warrants were exercised prior to the redemption date and we received proceeds of approximately $14.8 million for the issuance of 578,238 shares of common stock.

   In March 2000, CombiMatrix completed a private equity financing raising gross proceeds of $17.5 million through the sale of 3.5 million shares of CombiMatrix common stock. Acacia invested $10 million in this private placement to acquire 2 million shares of CombiMatrix. As a result of the transaction, Acacia increased equity ownership in CombiMatrix from 50.01% to 51.8%. Warrants to purchase 31,050 shares of CombiMatrix's common stock were issued to finders with a per share exercise price of $5.50.

   Also in March 2000, Soundbreak.com completed a "non-voting" Series C Preferred private equity financing raising gross proceeds of $19 million through the sale of shares of 188,437 Series C Preferred Stock. Acacia invested $9 million in this private placement to acquire 90,000 shares. As a result of the transaction, our equity ownership in Soundbreak.com decreased from 73.6% to 66.9%. Warrants to purchase 40,838 shares of Soundbreak.com's common stock were issued to finders with a per share exercise price of $6.66.

   In June 2000, we contributed capital to three early stage companies that are being incubated in Launchpad.

   In July 2000, we increased our ownership of CombiMatrix from 51.8% to 61.4% by acquiring additional ownership positions from existing shareholders of CombiMatrix in exchange for 488,557 restricted shares of common stock. This purchase will be accounted for as a step acquisition. The purchase price will be allocated to the fair value of assets acquired and liabilities assumed including acquired in-process research and development. Any amount attributed to in-process research and development will be charged to expense in the third quarter of 2000. The allocation of the purchase price is expected to be completed in the third quarter of 2000.

   In July 2000, we completed a private offering of 861,638 units at $27.50 per unit for gross proceeds of approximately $23.7 million. Each unit consisted of one share of common stock and one common stock purchase warrant entitling the holder to purchase one share of common stock at an exercise price of $33.00 per share, subject to adjustment, expiring in three years. The warrants are callable by Acacia Research once the closing bid price of the Company's common stock averages $39.60 or above for 20 consecutive trading days on the Nasdaq National Market System. An additional 11,000 units were purchased by a finder under a Finder Agreement between Acacia and the finder.

   Also in July 2000, Gerald D. Knudson, the chief executive officer of CombiMatrix, was appointed to our Board of Directors. Robert L. Harris II, a director of the Company, was named President of the Company.

   In August 2000, CombiMatrix completed a private equity financing raising gross proceeds of $36 million through the sale of 4 million shares of CombiMatrix common stock. We invested $17.5 million in this private placement to acquire 1,944,445 shares. As a result of the transaction, Acacia's equity ownership in CombiMatrix decreased from 61.4 % to 58.6%.

   Also in August 2000, CombiMatrix was granted a U.S. patent for its biochip micro array processor system, which enables quick and economical turnaround of custom-designed microarrays for use in biological research. A microarray consists of a chemical "virtual flask" located on the surface of a semi-conductor chip containing thousands of microarrays, which are separated from each other using special solutions instead of physical barriers. Each microarray has electronic circuitry that may be directed by a computer to construct a specified compound. The patent covers CombiMatrix's core technology, which is a method for producing microarrays by synthesizing biological materials on a three-dimensional, active surface.

                                  RISK FACTORS

   Investment in our common stock is speculative and involves a high degree of risk. You should only purchase shares if you can afford to lose your entire investment. In deciding whether to buy our common stock, you should carefully consider the following risk factors, other information contained in this prospectus and information we have incorporated by reference. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

BECAUSE OUR BUSINESS OPERATIONS ARE SUBJECT TO MANY INHERENT AND UNCONTROLLABLE RISKS, WE MAY NOT SUCCEED.

   We have significant economic interests in our partner companies. Our business operations are therefore subject to numerous risks, challenges, expenses and uncertainties inherent in the establishment of new business enterprises. Many of these risks and challenges are subject to outside influences over which we have no control, including:

  . our partner companies' products and services face uncertain market acceptance;

  . technological advances may make our partner companies' products and services obsolete or less competitive;

  . competition;

  . increases in operating costs, including costs for supplies, personnel, and equipment;

  . the availability and cost of capital;

  . general economic conditions; and

  . governmental regulation that excessively restricts our partner companies' businesses.

   We cannot assure you that our partner companies will be able to market any product or service on a commercial scale, that our partner companies will ever achieve or maintain profitable operations or that they, or we, will be able to remain in business.

BECAUSE OF THE RISKS INHERENT IN INVESTING IN EMERGING COMPANIES, INCLUDING THE LACK OF OPERATING HISTORIES AND UNPROVEN TECHNOLOGIES AND PRODUCTS, YOU MAY INCUR SUBSTANTIAL LOSSES.

   Investing in emerging companies carries a high degree of risk, including difficulties in selecting ventures with viable business plans and acceptable likelihoods of success and future profitability. There is a high probability of loss associated with investments in emerging companies. We must also dedicate significant amounts of financial resources, management attention and personnel to identify and develop each new business opportunity, without any assurance that these expenditures will prove fruitful.

   We generally invest in start-up ventures with no operating histories, unproven technologies and products and, in some cases, without experienced management. We may not be successful in developing these start-up ventures. Because of the uncertainties and risks associated with such start-up ventures, you should expect substantial losses associated with failed ventures.

   In addition, the market for venture capital in the United States is increasingly competitive. As a result, we may lose business opportunities and may need to accept financing and equity investments on less favorable terms. Also, we may be unable to participate in additional ventures because we lack the financial resources to provide them with full funding. We, as well as our partner companies, may need to depend on external financing to provide sufficient capital.

BECAUSE OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, OUR STOCK PRICE MAY BE MORE VOLATILE THAN OTHER COMPANIES.

   Our operating results may vary significantly from quarter to quarter due to a variety of factors, including:

  . the operating results of our current and future partner companies;

  . the nature and timing of our investments in new partner companies;

  . our decisions to acquire or divest interests in our current and future subsidiaries may create changes in losses or income and amortization of goodwill;

  . changes in our methods of accounting for our current and future subsidiaries may cause us to recognize gains or losses under applicable accounting rules;

  . the timing of the sales of equity interests in our current and future partner companies;

  . our ability to effectively manage our growth and the growth of our partner companies; and

  . the cost of future acquisitions could increase from intense competition from other potential acquirers of technology-related companies or ideas.

   We have incurred and expect to continue to incur significant expenses in pursuing and developing new business ventures. To date, we have lacked a consistent source of recurring revenue. Each of the factors we have described may cause our stock to be more volatile than other companies.

BECAUSE OUR PARTNER COMPANIES MAY NOT GENERATE ANY REVENUES AND OPERATING RESULTS FROM OUR PARTNER COMPANIES MAY FLUCTUATE SIGNIFICANTLY, OUR OWN OPERATING RESULTS MAY BE NEGATIVELY AFFECTED.

   Our operating results may be materially impacted by the operating results of our partner companies. None of our partner companies have generated any significant revenues to date. We cannot assure that these companies will be able to meet their anticipated working capital needs to develop their products and services. If they fail to properly develop these products and services, they will be unable to generate meaningful product sales. We anticipate that these partner companies operating results are likely to vary significantly as a result of a number of factors, including:

  . the timing of new product introductions by each partner company;

  . the stage of development of the business of each partner company;

  . the technical feasibility of each partner company's technologies and techniques;

  . the novelty of the technology owned by these partner companies;

  . the level of product acceptance;

  . the strength of each partner company's intellectual property rights;

  . each partner company's ability to exploit and commercialize its technology;

  . the volume and timing of orders received and product line maturation;

  . the impact of price competition; and

  . each partner company's ability to access distribution channels.

   Many of these factors are beyond our partner company's control. We cannot provide any assurance that any partner company will experience growth in the future or be profitable on an operating basis in any future period.

THE POTENTIAL LACK OF MARKET ACCEPTANCE OF THE PRODUCTS OF EMERGING COMPANIES MAY RESULT IN OPERATING LOSSES.

   Our partner companies are generally emerging companies with little or no existing revenues. Often, emerging companies have new and unproven business plans and products for which market acceptance has not been obtained. We can give you no assurance that our partner companies will ever generate revenues or achieve profitability. We further describe the risks facing a number of our partner companies below.

   CombiMatrix. CombiMatrix is developing a proprietary biochip microarray processor system that integrates semiconductor technology with new developments in biotechnology and chemistry. Although CombiMatrix has been awarded three federal contracts, CombiMatrix is a developmental stage company without any significant current revenues. Its current activities relate almost exclusively to research and development.

   Because the technologies critical to the success of this industry are in their infancy, we cannot assure that CombiMatrix will be able to successfully implement its technologies. If its technologies are successful, CombiMatrix intends to pursue collaborations with pharmaceutical companies for activities such as screening potential drug compounds. We cannot assure you that CombiMatrix, even if successful in developing its technologies, would be able to successfully implement collaborative efforts with pharmaceutical companies.

   The EC Company. The EC Company provides a hosted Internet transaction exchange that manages data standards and facilities trading relationships within and across communities to enable the exchange of business-to-business e-commerce transactions. To date, The EC Company is in the development stage and has created a minimal number of relationships with vendors and buyers for business-to-business e-commerce transactions. The EC Company's business model is new and unproven and we cannot give you any assurance that vendors and buyers will use its services for Internet transactions.

   Greenwich Information Technologies. Greenwich Information Technologies is the exclusive marketing and licensing agent for a number of domestic and international patents pertaining to information-on-demand systems. To date, Greenwich Information Technologies has yet to license any of its patents. It is uncertain if and to what extent Greenwich Information Technologies will be able to profitably market and license its rights to the information on-demand technology.

   Launchpad. Launchpad was formed to incubate and accelerate the development of new companies. Launchpad will provide seed capital and an environment intended to promote growth of new companies and to enable them to get to the marketplace quickly. Launchpad's business model is new and unproven and may not be able to develop successful emerging companies.

   Mediaconnex. Mediaconnex develops software that performs inventory and sales management functions for television and cable broadcasters using the Internet. To date, Mediaconnex has not generated any revenues nor signed contracts with significant customers. We cannot provide assurance that Mediaconnex will ever be able to successfully market its services.

   MerkWerks. MerkWerks was formed as a software development company. Its first product is software for use with CD-Recordable disk drives for Macintosh platforms. MerkWerks is in the developmental stage and, to date, has not generated any revenues.

   MerkWerks' success will depend on whether it is accepted by original equipment manufacturers (OEMs) that produce CD-Recordable disk drives. We cannot assure that MerkWerks' software will gain the acceptance of OEMs or ever be incorporated into CD-Recordable disk drives.

   Signature-mail.com. Signature-mail.com has developed software services for use on the Internet that personalize e-mail with proprietary mass customization technologies. To date, Signature-mail.com has not generated meaningful revenues. We cannot provide assurance that Signature-mail.com will ever be able to successfully market its products.

   Soundbreak.com. Soundbreak.com is a 24-hour worldwide web-cast site providing music programming, user participation and music-related e-commerce. Soundbreak.com is in the developmental stage and market acceptance for Soundbreak.com is uncertain. Soundbreak.com's success depends on its ability to develop or obtain sufficiently compelling content to attract and retain an audience, its ability to form partnerships for music and merchandise fulfillment and distribution, and its ability to successfully market and establish its presence on the Internet.

   Soundview Technologies. Soundview Technologies was formed to commercialize patent rights of a method of video and audio blanking technology, also known as V-chip technology, that screens objectionable television programming and blocks it from the viewer. It is uncertain if and to what extent Soundview Technologies will be able to profitably exploit its technology.

IF WE ENCOUNTER UNFORESEEN DIFFICULTIES AND CANNOT OBTAIN ADDITIONAL FUNDING ON FAVORABLE TERMS, OUR BUSINESS MAY SUFFER.

   As of June 30, 2000, we had working capital of $54.6 million and stockholders' equity of $52.3 million based on our consolidated financial statements. However, a portion of these funds were held by our consolidated subsidiaries and thus are restricted to use in the business of the particular subsidiary.

   To date, our partner companies have primarily relied upon selling equity securities, including sales to and loans from us, to generate the funds they needed to finance implementing their plans of operations. Our partner companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interest.

   We cannot assure that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt, or other external financings; however, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for ourselves and our partner companies, we may not be able to execute our business plans and our business may suffer.

BECAUSE EACH PARTNER COMPANY'S SUCCESS GREATLY DEPENDS ON THEIR ABILITY TO DEVELOP AND MARKET NEW PRODUCTS AND SERVICES AND TO RESPOND TO THE RAPID CHANGES IN TECHNOLOGY AND DISTRIBUTION CHANNELS, WE CANNOT ASSURE THAT OUR PARTNER COMPANIES WILL BE SUCCESSFUL IN THE FUTURE.

   The markets for each partner company's products are marked by extensive competition, rapidly changing technology, frequent product and service improvements, and evolving industry standards. We cannot assure you that our partner company's existing or future products and services will be successful or profitable. We also cannot assure you that competitor's products, services or technologies will not render our partner companies' products and services noncompetitive or obsolete.

   Our success will depend on our partner companies' ability to adapt to this rapidly evolving marketplace and to develop and market new products and services or enhance existing ones to meet changing customer demands. Our partner companies may be unable to adequately adapt products and services or acquire new products and services that can compete successfully. In addition, our partner companies may be unable to establish and maintain effective distribution channels.

THE FUTURE PLANS OF A NUMBER OF PARTNER COMPANIES DEPEND ON INCREASED USE OF THE INTERNET BY BUSINESSES AND INDIVIDUALS AND THUS OUR BUSINESS MAY SUFFER IF USE OF THE INTERNET FAILS TO GROW IN THE FUTURE.

   Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. Because a significant amount of our resources will be allocated to our existing and future Internet companies, including The EC Company, Launchpad, Mediaconnex, Soundbreak.com, and Signature-mail.com, our business may suffer if commercial use of the Internet fails to grow in the future.

   Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as privacy, pricing, content and taxation of Internet commerce. If the U.S. or other governments enact any additional laws or regulations it may impede the growth of the Internet and our Internet-related businesses and we could face additional financial burdens.

OUR BUSINESS MAY BE HARMED IF MARKET AND OTHER CONDITIONS ADVERSELY AFFECT OUR ABILITY TO DISPOSE OF CERTAIN ASSETS AT FAVORABLE PRICES.

   An element of our business plan involves disposing of, in public offerings or private transactions, our partner companies and future partner companies, or portions thereof, that we have acquired and developed, to the extent such assets are no longer consistent with our business plan. If we sell such assets, the price we receive for these assets will be dependent upon market and other conditions. Market and other conditions largely beyond our control affect:

  . our ability to effect these sales;

  . the timing of these sales; and

  . the amount of proceeds from these sales.

   We may not be able to sell some or any of these assets due to poor market and other conditions. In addition, even if we are able to sell, we may not be able to sell at favorable prices. As a result, we may be adversely affected because we will be unable to dispose of assets or may receive a lesser amount for our assets than we believe is favorable.

OUR GROWTH PLACES STRAINS ON OUR MANAGERIAL, OPERATIONAL, AND FINANCIAL
RESOURCES.

   Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Further, as the number of our partner companies and their respective businesses grow, we will be required to manage multiple relationships. Any further growth by us or our partner companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational, and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan. In addition, our future success depends on our ability to expand our organization to match the growth of our business and our subsidiaries.

IF OUR BUSINESS AND OUR PARTNER COMPANIES ARE TO SUCCEED, WE WILL NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. WE CANNOT ASSURE THAT WE WILL BE ABLE TO ASSEMBLE AND RETAIN THE NECESSARY MANAGEMENT AND MARKETING TEAMS.

   We believe that our success will depend on continued employment by us and our partner companies of senior management and key technical personnel. Our partner companies will need to attract, retain and motivate qualified management personnel to execute their current plans and to successfully develop commercially viable products and services. Competition for qualified personnel is intense and we cannot assure you that we will successfully retain our existing key employees or attract and retain any additional personnel we may require.

   In addition, CombiMatrix and MerkWerks currently intend to develop, market, sell and license their respective products and services directly to customers. Because CombiMatrix and MerkWerks have not completed research and development of their products, they have not hired marketing and sales personnel or finalized strategic marketing plans. We cannot assure you that either CombiMatrix or MerkWerks will be able to attract and retain qualified marketing and sales personnel or that any marketing efforts undertaken by them will be successful.

   Each of our partner companies has key executives upon whom we significantly depend and the success of those partner companies depends on our ability to retain and motivate those individuals. We do not maintain key person life insurance on any of these individuals, except for CombiMatrix's and development, on whom we maintain key person life insurance coverage in the amount of $1,000,000.

OUR PARTNER COMPANIES FACE INTENSE COMPETITION AND WE CANNOT ASSURE THAT THEY WILL BE SUCCESSFUL.

   Each of our partner companies faces intense competition. Many of the competitors to our partner companies have greater financial, marketing, and other resources. In addition, a number of competitors may have greater brand recognition and longer operating histories, than our partner companies. Our partner companies also face the risks described below.

   CombiMatrix. The pharmaceutical and biotechnology industries are subject to intense competition and rapid and significant technological change. CombiMatrix anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available. Many of these competitors have more experience in research and development than CombiMatrix. Technological advances or entirely different approaches developed by one or more of CombiMatrix's competitors could render CombiMatrix's processes obsolete or uneconomical. The existing approaches of CombiMatrix's competitors or new approaches or technology developed by CombiMatrix's competitors may be more effective than those developed by CombiMatrix.

   The EC Company. Competition for Internet products and services is intense. The EC Company competes for a share of a customer's purchasing budget for services, materials and supplies with other online providers and traditional distribution channels. Several companies offer competitive solutions that compete with The EC Company. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by The EC Company. The EC Company may be at a disadvantage in responding to their competitors pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

   Greenwich Information Technologies. Although we believe that Greenwich Information Technologies has marketing and licensing rights to enforceable patents and other intellectual property relating to video and audio on demand, we cannot assure you that other companies will not develop competing technologies that offer better or less expensive alternatives to those offered by Greenwich Information Technologies. In the event a competing technology emerges, Greenwich Information Technologies would expect substantial competition.

   Launchpad. There are a significant number of other Internet incubators, such as Internet Capital Group, Inc., CMGI, Inc., and idealab!, each competing for the same opportunities. In addition, Launchpad faces competition from other capital providers, including publicly-traded Internet companies, venture capital companies and large corporations. These competitors may limit Launchpad's opportunities.

   Mediaconnex. The market for the sale of commercial inventory for television and cable broadcasters is highly competitive and rapidly changing. In addition to the long-standing traditional sales channels, there are a number of newly created Internet-based sites competing for market acceptance among the broadcasters and media buyers. Because Mediaconnex's software is not yet complete, acceptance of its software and business model in the market is unproven and speculative. Moreover, because there are few barriers to entry, competition is likely to increase, including the probability of established competitors expanding their current offering of services.

   MerkWerks. There are a number of CD-Recordable disk drive software packages on the market. Thus, the acceptance of MerkWerks' software in the market is unproven and speculative. The markets for software products are intensely competitive and are characterized by rapid changes in technological standards. MerkWerks faces competition from large companies with substantial resources, allowing them to aggressively develop, enhance and market competing products. These advantages may allow competitors to dominate distribution channels and to respond more quickly than MerkWerks to emerging technologies or to changing customer requirements. Numerous actions by these competitors, including price reductions and product giveaways, increased promotion, the introduction of enhanced products and product bundling could have a material adverse effect on MerkWerks' ability to develop and market its software products.

   Signature-mail.com. The software industry is highly competitive. Signature-mail.com seeks to achieve a competitive advantage through proprietary technology. Signature-mail.com has ten pending patent applications. However, no patents have been issued yet and we cannot be certain that any patents will be issued, that they will withstand challenges to their validity or that they will have sufficiently broad scope to effectively limit competition for Signature-mail.com's software product.

   Soundbreak.com. The number of websites competing for the attention and spending of consumers, advertisers and users has increased, and we expect it to continue to increase because there are few barriers to entry to Internet commerce. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Certain companies have announced agreements to work together to offer music over the Internet, and Soundbreak.com may face increased competitive pressures as a result. Many of Soundbreak.com's current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages, including customer bases and more popular content. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services than Soundbreak.com. Websites maintained by existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to Soundbreak.com's website.

   Soundview Technologies. We believe that Soundview Technologies' V-chip technology is protected by enforceable patent rights. However, other companies may develop competing technologies that offer better or less expensive alternatives to those offered by Soundview Technologies. Many potential competitors, including television manufacturers, have significantly greater resources.

WE CANNOT ASSURE THAT WE WILL BE ABLE TO EFFECTIVELY PROTECT OUR PARTNER COMPANIES' PROPRIETARY TECHNOLOGY AND WE COULD ALSO BE SUBJECT TO INFRINGEMENT CLAIMS.

   The success of our partner companies relies, to varying degrees, on proprietary rights and their protection or exclusivity. Although reasonable efforts will be taken to protect their proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of products and services to market, create risk that these efforts will prove inadequate. From time to time, we may be subject to third party claims in the ordinary course of business, including claims of alleged infringement of proprietary rights by us and our partner companies. Any such claims may damage our business by subjecting us and our partner companies to significant liability for damage and invalidating proprietary rights, with or without merit, could subject our partner companies to costly litigation and the diversion of their technical and management personnel.

   CombiMatrix, Greenwich Information Technologies, Signature-mail.com and Soundview Technologies depend largely on the protection of enforceable patent rights. They have applications on file with the U.S. Patent and Trademark Office seeking patents on their core technologies and/or have patents or rights to patents that have been issued. We cannot assure you that the pending patent applications will be issued, that third parties will not violate, or attempt to invalidate these intellectual property rights, or that certain aspects of their intellectual property will not be reverse-engineered by third parties without violating the their patent rights. For certain partner companies, such as Greenwich Information Technologies and Soundview Technologies, proprietary rights constitute the only significant assets of such company.

   Many of our partner companies also own licenses from third parties and it is possible that they could become subject to infringement actions based upon such licenses. Our partner companies generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect them.

   Our partner companies also enter into confidentiality agreements with third parties and generally limit access to information relating to their proprietary rights. Despite these precautions, third parties may be able to gain access to and use their proprietary rights to develop competing technologies and/or products with similar or better features and prices. Any substantial unauthorized use of our partner companies' proprietary rights could materially and adversely affect their business and operational results.

   On April 5, 2000, Soundview Technologies filed a patent and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association, and the Consumer Electronics Association in the federal district court alleging that Sony and Philips television sets fitted with "V-chips" infringe Soundview Technologies' patent. However, no assurance can be given that Soundview Technologies will prevail in that action or that the television manufacturers will be required to pay royalties to Soundview Technologies.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE CANNOT ASSURE THAT OUR OPERATIONS WILL BE PROFITABLE.

   We commenced operations in 1993 and, accordingly, have a limited operating history. In addition, many of our partner companies are in the early stages of development and have limited operating histories. You should consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

   During the fiscal year ended December 31, 1999, we had an operating loss of approximately $10.4 million and a net loss of approximately $8.2 million. During the six months ended June 30, 2000, we had an operating loss of approximately $16.8 million and a net loss of approximately $9.8 million. If we continue to have operating losses, we may not have enough money to expand our business and our partner companies' businesses in the future.

THE LACK OF CONTROL OVER DECISION-MAKING AND DAY-TO-DAY OPERATIONS AT CERTAIN PARTNER COMPANIES MEANS THAT WE CANNOT PREVENT THEM FROM TAKING ACTIONS THAT WE BELIEVE MAY RESULT IN ADVERSE CONSEQUENCES.

   The EC Company. We currently own a 4.5% interest in The EC Company and have no board representation. Additional rounds of equity financing may further dilute our interest in The EC Company. We do not have the ability to control decision-making at The EC Company.

   Greenwich Information Technologies. We currently maintain a membership interest of 33.3% in Greenwich Information Technologies. Although we are a senior member of Greenwich Information Technologies, we do not hold a majority of the board of three senior members, and we have no control over its day-to-day operations.

   Mediaconnex. We currently own 73.77% of the outstanding Series A Preferred Stock of Mediaconnex. The holders of the Series A Preferred Stock, voting together as a class, have the right to designate two members to the board of directors of Mediaconnex, giving us the right to control 40% of the board. To date, Paul Ryan, our Chief Executive Officer, and Amit Kumar, Vice President, Life Sciences, have been appointed to the board of directors of Mediaconnex. This minority position and board representation gives us influence over, but not the ability to control, decision-making at Mediaconnex.

   Signature-mail.com. We have a membership interest of 25.0% in Signature-mail.com. Although we are a senior member of Signature-mail.com, we do not hold a majority of the board of three senior members, and we have no control over its day-to-day operations.

BECAUSE SOME OF OUR FACILITIES ARE LOCATED NEAR MAJOR EARTHQUAKE FAULT LINES, WE COULD BE MATERIALLY AFFECTED IN THE EVENT OF A MAJOR EARTHQUAKE.

   Our facilities and the facilities of a number of our partner companies, including CombiMatrix, The EC Company, Launchpad, Mediaconnex, MerkWerks, and Soundbreak.com, are located near major earthquake fault lines. In the event of a major earthquake, these facilities could be significantly damaged and/or destroyed, and result in a material adverse loss to us and some of our partner companies. We have not obtained and do not presently intend to obtain earthquake insurance or business interruption coverage.

WE MAY INCUR SIGNIFICANT COSTS TO AVOID INVESTMENT COMPANY STATUS AND MAY SUFFER ADVERSE CONSEQUENCES IF DEEMED TO BE AN INVESTMENT COMPANY.

   We may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940. Some of our equity investments may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or regulatory safe harbor applies. If we are deemed an investment company, we would become subject to the requirements of the Investment Company Act. As a consequence, we would be prohibited from engaging in business or issuing its securities as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

   Although we believe our investment securities currently comprise less than 40% of its assets, fluctuations in the value of these securities or of our other assets may cause this limit to be exceeded. This would require us to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we sell investment securities, we may sell them sooner than we otherwise would. These sales may be at depressed prices and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities when we sells assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets and businesses.

THE AVAILABILITY OF SHARES FOR SALE IN THE FUTURE COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

   In the future, we may issue securities to raise cash for acquisitions, and we may also pay for interests in additional partner companies by using a combination of cash and our common stock, or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

   In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE.

   Our common stock, which is quoted on the Nasdaq National Market, has experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future. The market price of our common stock may decline below the price of the stock sold in this offering. The market prices of the securities of technology and Internet-related companies have been especially volatile.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

   Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

  . Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

  . amendment of our bylaws by the shareholders requires a two-thirds approval of the outstanding shares;

  . the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

  . provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

  . the division of our Board of Directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our Board of Directors.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In particular, these statements include the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report. These statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. These statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. These statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources, and accounting matters. Actual results in each case could differ materially from those anticipated in these statements by reason of the factors described under the caption "Risk Factors" and such other factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this prospectus to reflect any change in our expectations with regard to those statements or any change in events, conditions or circumstances on which any such statement is based.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of common stock offered by the Selling Securityholders under this prospectus. We will receive proceeds if Selling Securityholders exercise their warrants or options to purchase shares of common stock. If all of the Selling Securityholders were to exercise their warrants and options, we would receive gross proceeds of $28,951,036. When and if we receive these funds, they will be used for general corporate purposes.

                            SELLING SECURITYHOLDERS

   The shares of common stock offered by this prospectus have been or will be issued to the Selling Securityholders (or their assignees) directly by our company. Of the shares of our common stock covered by this prospectus, 861,638 shares were issued to certain Selling Securityholders in a private placement completed in July 2000 under an exemption from registration contained in Regulation D and Section 4(2) of the Securities Act. An additional 861,638 shares of common stock (subject to adjustment under certain circumstances) covered by this prospectus are issuable upon the exercise of common stock purchase warrants issued to certain Selling Securityholders in that private placement. An additional 11,000 shares and 11,000 warrants were issued through a purchase by a finder in such private placement. Another 488,557 shares of common stock covered by this prospectus were issued to certain Selling Securityholders in a series of separate transactions to acquire additional equity interests in CombiMatrix. Another 30,000 shares were issued through an option exercise by M. Robert Ching.

   The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the Selling Securityholders as of August 3, 2000 and the number of shares which may be offered under this prospectus for the account of each of the Selling Securityholders or their transferees from time to time. Except as described in the footnotes to the table, to the best of our knowledge, none of the Selling Securityholders has had any position, office or other material relationship with our company or any of our affiliates.

                                                MAXIMUM NUMBER OF NUMBER OF SHARES PERCENT OF CLASS
                             NUMBER OF SHARES   SHARES WHICH MAY    BENEFICIALLY     BENEFICIALLY
                            BENEFICIALLY OWNED   BE SOLD IN THIS  OWNED AFTER THE  OWNED AFTER THE
 SELLING SECURITYHOLDERS   PRIOR TO OFFERING(1)    OFFERING(1)      OFFERING(2)      OFFERING(2)
 -----------------------   -------------------- ----------------- ---------------- ----------------
 All Points Management
  Trust..................        125,000              81,250           43,750               *
 Aries Domestic Fund,
  L.P....................         46,058              46,058                0               0
 Aries Domestic Fund II,
  L.P....................         12,948              12,948                0               0
 Aries Master Fund II....         86,450              86,450                0               0
 Balboa Fund L.P. .......         80,008              78,788            1,220               *
 Balboa Fund Ltd. .......         40,000              40,000                0               0
 Douglas Benson & Zinita
  Benson.................         29,250              29,250                0               0
 R. Carlton Browne II....          4,636               3,636            1,000               *
 Richard C. Browne.......         29,818              21,818            8,000               *
 Chelonia Fund L.P.......         19,697              19,697                0               0
 M. Robert Ching (3).....        672,500(4)(5)        30,000(4)       642,500            4.46%
 Philip Ching & Beverly
  Ching..................         41,665              20,313           21,352               *
 Victor Ching............         10,261               8,125            2,136               *
 C. Perry Chu............          8,636               6,500            2,136               *
 Priscilla Chu...........          4,063               4,063                0               0
 Crescent International
  Ltd. ..................         36,000              36,000                0               0
 Dimensional Partners,
  L.P. ..................        148,400             148,400                0               0
 Dimensional Partners,
  Ltd. ..................        381,600             381,600                0               0
 John Drake..............        343,820              73,125          270,695            1.88%
 Fred Finocchiaro........        307,000              32,500          274,500            1.90%
 Hermes Partners, L.P. ..        115,000             100,000           15,000               *
 Kevin Kennelly..........         91,413              39,813           51,600               *
 David Lackey............        108,000              10,595           97,405               *
 Calvin Layland..........         58,157(6)           23,157(6)        35,000               *
 Christopher Lenzo.......         62,500              32,500           30,000               *
 William Moon............          9,825               8,125            1,700               *
 Pequot Scout Fund,
  L.P. ..................         36,364              36,364                0               0
 Donald Richey...........         18,100               8,938            9,162               *
 Royal Bank of Canada....        436,364             436,364                0               0

                                                MAXIMUM NUMBER OF NUMBER OF SHARES PERCENT OF CLASS
                             NUMBER OF SHARES   SHARES WHICH MAY    BENEFICIALLY     BENEFICIALLY
                            BENEFICIALLY OWNED   BE SOLD IN THIS  OWNED AFTER THE  OWNED AFTER THE
 SELLING SECURITYHOLDERS   PRIOR TO OFFERING(1)    OFFERING(1)      OFFERING(2)      OFFERING(2)
 -----------------------   -------------------- ----------------- ---------------- ----------------
 Seneca Capital, L.P. ...        126,728             126,728              0                0
 Seneca Capital
  International Ltd......        236,910             236,910              0                0
 Vertical Ventures LLC
  (7)....................         22,000              22,000              0                0
 West Bay Investments,
  LLC....................         10,000              10,000              0                0
 Scott Wilfong...........         11,818              11,818              0                0

--------
 * Less than 1% of class

(1) Assumes exercise of all common stock purchase warrants or options beneficially owned by the Selling Securityholder at the exercise price and for the maximum number of shares permitted as of the date of this prospectus. Share figures include shares of our common stock issued in the private placement and underlying the common stock purchase warrants as follows:

                                   SHARES OF COMMON STOCK    SHARES UNDERLYING
SELLING SECURITYHOLDERS          ISSUED IN PRIVATE PLACEMENT     WARRANTS
-----------------------          --------------------------- -----------------
Aries Domestic Fund, L.P........            23,029                 23,029
Aries Domestic Fund II, L.P. ...             6,474                  6,474
The Aries Master Fund II........            43,225                 43,225
Balboa Fund Ltd.................            20,000                 20,000
R. Carlton Browne II............             1,818                  1,818
Richard C. Browne...............            10,909                 10,909
Crescent International Ltd......            18,000                 18,000
Dimensional Partners, L.P.......            74,200                 74,200
Dimensional Partners, Ltd.......           190,800                190,800
Hermes Partners, L.P............            50,000                 50,000
Pequot Scout Fund, L.P..........            18,182                 18,182
Royal Bank of Canada............           218,182                218,182
Seneca Capital, L.P.............            63,364                 63,364
Seneca Capital International
 Ltd. ..........................           118,455                118,455
Vertical Ventures LLC...........            11,000                 11,000
West Bay Investments, LLC.......             5,000                  5,000

--------
(2) Assumes that each Selling Securityholder will sell all shares of common stock offered under this prospectus, but not any other shares of common stock beneficially owned by such Selling Securityholder.

(3) Dr. Ching has provided consulting services to the Company.

(4) Includes shares beneficially owned by Dr. Ching issued in the names of M. Robert Ching & Phyllis Ching Living Trust, M. Robert Ching M.D. Money Purchase Pension Plan, M. Robert Ching, M.D. Inc. Defined Benefit Plan and Phyllis Ching.

(5) Includes 7,500 shares subject to option at an exercise price of $3.50 per share, expiring August 5, 2001.

(6) Includes shares beneficially owned by Dr. Layland issued in the name of Calvin C. Layland Pension & Profit Sharing Plan.

(7) Vertical Ventures LLC acted as a finder in connection with the July 2000 private placement.

                              PLAN OF DISTRIBUTION

   The shares of common stock offered by this prospectus may be sold by the Selling Securityholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be sold by one or more of the following:

  . one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the Selling Securityholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account under this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . privately negotiated transactions between the Selling Securityholders and purchasers without a broker-dealer.

   The Selling Securityholders may effect such transactions by selling shares to or through broker dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Securityholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. Except for customary selling commissions in ordinary brokerage transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described, in a prospectus supplement. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

                                 LEGAL MATTERS

   The validity of the shares of common stock intended to be sold under this prospectus will be passed upon for the Company by O'Melveny & Myers LLP.

                                    EXPERTS

   The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Acacia Research Corporation for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the shares of common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all aspects by such reference.

   We are subject to the information requirements of the Securities Exchange Act of 1934 and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also makes electronic filings publicly available on its Web site at http://www.sec.gov. Our common stock is traded on the Nasdaq National Market under the symbol "ACRI" and reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

   The following documents, which we have filed with the Commission under the Exchange Act (SEC File No. 0-26068), are incorporated by reference into this prospectus:

  . our annual report on Form 10-K, as amended for the fiscal year ended
    December 31, 1999;

  . our quarterly reports on Form 10-Q, each as amended for the fiscal quarters ended March 31, 2000 and June 30, 2000;

  . our current reports on Form 8-K filed on February 24, 2000 and April 7;
    and

  . the description of our common stock contained in Amendment No. 2 to our registration statement on Form 8-A/A dated December 30, 1999.

   All documents that we file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to the Secretary at Acacia Research Corporation, 55 South Lake Avenue, Pasadena, California 91101, telephone number
(626) 396-8300.

   Information in this prospectus supersedes information incorporated by reference that we filed with the Commission before the date of this prospectus, while information that we file later with the Commission will automatically update and supersede prior information.

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   YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE, PROVIDED
IN THIS PROSPECTUS OR ANY SUPPLEMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. HOWEVER, YOU SHOULD REALIZE THAT OUR AFFAIRS MAY HAVE CHANGED SINCE THE DATE
OF THIS PROSPECTUS. THIS PROSPECTUS WILL NOT REFLECT SUCH CHANGES. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFER OR SOLICITATION RELATING TO THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION RELATING TO THE SECURITIES IS NOT AUTHORIZED, IF THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR IF IT IS UNLAWFUL FOR YOU TO
RECEIVE SUCH AN OFFER OR SOLICITATION.




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                          ACACIA RESEARCH CORPORATION

                              2,263,833 SHARES OF

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                             October  , 2000


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

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The expenses in connection with the registration of shares of the Selling Securityholders will be borne by the Company and are estimated as follows:

   Commission registration fee......................................... $16,006
   Printing and engraving..............................................   3,500
   Accounting fees and expenses........................................  15,000
   Legal fees and expenses.............................................  20,000
   Miscellaneous expenses..............................................   5,000
                                                                        -------
     Total............................................................. $59,506
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Certificate of Incorporation provides for the elimination of personal monetary liability of directors to the fullest extent permissible under Delaware law. Delaware law does not permit the elimination or limitation of director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions or (iv) transactions in which the director received an improper personal benefit.

   The Company's Bylaws provide for the indemnification to fullest extent permitted by applicable law of any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her current or past service to the Company, against all liability and loss suffered and expenses (including attorney' fees) reasonably incurred by such person.

   The Company plans to enter into agreements (the "Indemnification Agreements") with each of the directors and executive officers of the Company under which the Company has agreed to indemnify such director or executive officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or executive officer in or arising out of such person's capacity as a director or executive officer of the Company or any other corporation of which such person is a director at the request of the Company to the maximum extent provided by applicable law. In addition, such director or executive officer will be entitled to an advance of expenses to the maximum extent authorized or permitted by law.

   To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Certificate of Incorporation, such repeal or limitation may not be effective as to directors and executive officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

ITEM 16. EXHIBITS

   See the attached Exhibit Index that follows the signature page.

ITEM 17. UNDERTAKINGS

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales ar being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 13th day of October 2000.

                                          ACACIA RESEARCH CORPORATION

                                                    /s/ Paul R. Ryan
                                          By: _________________________________
                                                        Paul R. Ryan
                                              Chairman of the Board and Chief
                                                      Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                   DATE
             ---------                           -----                   ----

                 *                   Chairman of the Board and     October 13, 2000
____________________________________  Chief Executive Officer
            Paul R. Ryan              (Principal Executive
                                      Officer)

                 *                   Director and President        October 13, 2000
____________________________________  (Principal Financial
        Robert L. Harris II           Officer)


                 *                   Vice President, Finance and   October 13, 2000
____________________________________  Controller (Principal
         Mary Rose Colonna            Accounting Officer)

                 *                   Director                      October 13, 2000
____________________________________
           Thomas B. Akin

                 *                   Director                      October 13, 2000
____________________________________
          Fred A. de Boom

                 *                   Director                      October 13, 2000
____________________________________
         Edward W. Frykman

                 *                   Director                      October 13, 2000
____________________________________
           Gerald Knudson

       /s/ Paul R. Ryan
*By ____________________________
          Paul R. Ryan
        Attorney-in-fact

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  4.1    Form of Common Stock Warrant Agreement issued as part of the July 2000 private placement (2)

  4.2    Form of Specimen Certificate of Company's Common Stock (1)

  5.1    Opinion of Counsel re: legality of securities being registered (2)

 23.1    Consent of Independent Accountants

 23.3    Consent of Counsel (included in Exhibit 5.1) (2)

 24.1    Powers of Attorney (included on page S-1) (2)

--------
(1) Previously filed by Registrant with Amendment No. 2 on Form 8-A/A on December 30, 1999 (SEC File No. 000-26068).

(2) Previously filed by Registrant with the Registration Statement on Form S-3 on August 7, 2000 (SEC File No. 333-43222).